January 16, 2014

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Attn:	Ruairi Regan SEC Examiner

Re:	Hennessy Capital Acquisition Corp. Registration Statement on Form S-1 Filed December 20, 2013, as amended File No. 333-192982

Dear Sir:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Hennessy Capital Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. EST on Thursday, January 16, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 485 copies of the Preliminary Prospectus dated January 16, 2014 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
As Representative of the several
Underwriters

By:  Deutsche Bank Securities Inc.

By:	/s/ Francis Windels
Name: Francis Windels Title: Managing Director

By:	/s/ John Reed
Name: John Reed Title: Director